

Mail Stop 3561

November 29, 2017

George Achniotis
Chief Executive Officer
Navios Maritime Holdings, Inc.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

> **Re:** **Navios Maritime Holdings, Inc.**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed April 27, 2017**
> **File No. 001-33311**

Dear Mr. Achniotis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2016

Critical Accounting Policies, page 95

Goodwill and Other Intangibles, page 98

1. Your critical accounting policy related to Goodwill states that you performed Step 1 of your goodwill impairment test and the fair value of both reporting units exceeded the carrying amount of the net assets.. Given the losses you sustained in both of your segments in 2015, 2016, and in the first six months of 2017, along with the fact that your market capitalization is significantly lower than your book value, it appears there is significant uncertainty regarding the recoverability of goodwill. Please tell us the percentage by which fair value exceeded carrying value and revise to disclose this information or state that fair value substantially exceeded the carrying value. Also, please provide us with a reconciliation of the aggregate fair values of your reporting units

to your market capitalization as of December 31, 2016 and June 30, 2017. As part of your response, please include the following information:

- Tell us the assumptions used in step one of your goodwill impairment test for each reporting unit, including your discount rate, and why you believe each is reasonable.
- If there is a control premium, explain to us how you calculated the control premium and explain to us why you believe a control premium exists.
- Explain to us how the results of your goodwill impairment test compare with your industry peers from an Enterprise Value to Revenue or Enterprise Value to EBITDA perspective or other market metrics that are relevant to your industry.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Shifflett at 202-551-3375, Claire Erlanger at 202-551-3301 or me at 202-551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure